SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                         AUSTRIAN TRADING SERVICES, INC.
             (Exact name of registrant as specified in its charter)

           Delaware                                             13-3106038
 (State or other jurisdiction of                             (I.R.S. Employer
 Incorporation or Organization)                           Identification Number)

   Landstrasse 66/3, Linz, Austria                                A-4020
(Address of principal executive offices)                        (Zip Code)

Issuer's telephone number, including area code 011-43-732-771317

Securities to be registered under Section 12(b) of the Act:

       Title of Each Class                      Name of Each Exchange on Which
       to be so Registered                      Each Class is to be Registered
       -------------------                      ------------------------------

    Common Stock, $.025 par value                           NASDAQ

Securities registered under Section 12(g) of the Act:

    Common Stock, $.025 par value

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
COVER PAGE.................................................................    1
TABLE OF CONTENTS..........................................................    2
PART I.....................................................................    3

          DESCRIPTION OF BUSINESS..........................................    3
          DESCRIPTION OF PROPERTY..........................................    8
          DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT
           EMPLOYEES.......................................................    8
          REMUNERATION OF DIRECTORS AND OFFICERS...........................    9
          SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
           SECURITYHOLDERS................................................    10
          INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN
           TRANSACTIONS...................................................    12
          SECURITIES BEING OFFERED........................................    12

PART II...................................................................    13

           MARKET PRICE OF AN DIVIDENDS ON THE REGISTRANT'S
            COMMON EQUITY AND OTHER STOCKHOLDER MATTERS...................    13
           LEGAL PROCEEDINGS..............................................    14
           CHANGES IN AN DISAGREEMENTS WITH ACCOUNTANTS...................    14
           RECENT SALES OF UNREGISTERED SECURITIES........................    14
           INDEMNIFICATION OF DIRECTORS AND OFFICERS......................    15

PART F/S..................................................................    15

           FINANCIAL STATEMENTS...........................................    15

PART III..................................................................    15

           INDEX TO EXHIBITS..............................................    15

SIGNATURES................................................................    16

                                     PART I

     The issuer has elected to follow Form 10-SB Disclosure Alternative 2.

ITEM 6. DESCRIPTION OF BUSINESS

General

     Austrian Trading Services, Inc. (the "Company"), formerly known as Big Apple Farms, Inc. ("Big Apple"), was incorporated in the State of Delaware on May 28, 1981 with an authorized capital of two hundred common shares, no par value. Big Apple was formed to engage in the business of breeding, purchasing and selling thoroughbred race horses. In June 1981, the number of authorized common shares of the Company was increased to 20,000,000 and the par value was increased to $.005 per share. In 1982, Big Apple became a public company by offering 2,000,000 shares of common stock pursuant to a registration statement on Form S-18. On February 14, 1984 Big Apple filed a Form 15 with the Securities and Exchange Commission terminating Big Apple's duty to file reports under the Securities and Exchange Act of 1934 pursuant to Rule 12g-4 thereunder. On July 5, 1989 by a vote of the majority of shareholders, Big Apple discontinued the horse breeding business and focused its activities on the real estate and construction industries. In October 1995, the par value of the Company's common shares was increased to $.025 per share ("Common Stock" or "Shares") and a class of 1,000,000 shares of undesignated preferred stock, $.01 par value, was authorized. On October 23, 1995, Big Apple entered into a Stock Exchange
Agreement (the "Agreement") whereby Big Apple acquired 100% of the issued and outstanding capital stock of HMA Handels und Montage GmbH ("HMA"), a private Austrian company controlled by Kurt Reichenberger ("Reichenberger"). Pursuant to the Agreement, Big Apple's Board of Directors was replaced by directors designated by HMA. In consideration of the sale, Reichenberger received 2,241,036 shares of Common Stock or approximately 89.6% of the Company. In February 1996, HMA changed its name to Austrian Trading Services, GmbH ("ATSI"). On December 5, 1995, Big Apple changed its name to Austrian Trading Services, Inc. (the "Company").

     The Company owns 100% of ATSI and ATSI owns 100% of Windischgarstnerhof of, Ges.mbH ("WGH") and Kunstoff Vertrieb Micheldorf, GmbH ("KVM"). WGH is engaged in operating an outpatient medical treatment facility in Windschgarten, Austria (see "WGH" below). KVM is an Austrian company formed in March 1996 to manufacture and sell a special drinking glass container (see "KVM" below"). In May 1997, the Company entered into an agreement with P.T. Platinum Perkasa Nusantara ("Platinum") an Indonesian based company (the "Platinum Agreement"). The Agreement provides for the Company and Platinum to investigate the establishment of a joint project to develop and enhance the livestock industry in the Republic of Indonesia through importing and transplanting genetically bred livestock into Indonesia. The commencement of the project is subject to Platinum and the Company entering into a detailed agreement setting forth the right and responsibilities of each party as well as the completion of various feasibility studies, due diligence and the securing of necessary government permits (see "Platinum" below). The Company also owns a 60% interest in Mark It, Gmbh

("Mark It"), an Austrian based company formed in June 1997, which intends to engage in the sale of pre-inked stamping devices for office and personal use in Europe (see "Mark It" below). In June 1997 the Company acquired a 40% interest in Components Development Gmbh ("Components") in exchange for a commitment to provide funding of approximately $500,000 over a six month period. Components is in the process of developing certain technology which Components believes has application in the design of automobile emissions control systems (see "Components" below). The Company intends to seek out the acquisition of other operating companies in Europe as well as the entry into joint venture and other participation agreements with other entities in Europe, Indonesia and South America. There can be no assurance that any of such transactions will be consummated.

     Pursuant to the Company's reorganization in October 1995, the Company issued 150,000 shares of Common Stock to officers, directors and certain individuals for services rendered. In addition, the Company issued 190,000 shares to Helmut Presske, a former officer and director of WGH and a current director of the Company, and 66,666 shares to Aribert Vogle in consideration and retirement of debts owed by WGH to Messrs. Presske and Vogle of $400,000 and $150,000, respectively. In December 1995, the Company issued an aggregate of 235,000 shares of Common Stock pursuant to Rule 504 of the Securities Act of 1933, as amended and Regulation D promulgated thereunder, in consideration of legal and accounting services rendered in connection with the Company's previous operations and in connection with the Agreement.

     In January and February of 1996, the Company accepted subscription agreements for the purchase of 1,400,000 shares of Common Stock at approximately $2.25 per share and 2,500,000 shares of Common Stock at approximately 2.50 per share from two foreign investors pursuant to Regulation S of the Securities Act, as amended ("Regulation S"), and issued an aggregate of 3,900,000 shares of Common Stock, raising $9,377,679. The Company used the proceeds to (i) retire and cancel an aggregate of $1,758,000 in debt owed by WGH; (ii) (ii) pay a license fee of approximately $1,846,000 for the KVM product (see "KVM" below), which proceeds were used by KVM for product research and development; (iii) fund approximately $1,300,000 in improvements and renovations to the WGH therapy center; (iv) loan $1,033,521 at 8% interest to Agricola y Forestal Tegualda, S.A. ("Agricola"), a Chilean timber company (see "Additional Transactions" below); and (v) purchase 700,000 shares of Sigma Alpha Group, Ltd. common stock at $4.75 per share. The remaining proceeds were used for general administrative expenses.

     In September 1996, the Company accepted a Subscription Agreement from a foreign investor pursuant to Regulation S, for the purchase of 300,000 shares of Common Stock at approximately $3.50 per share, yielding a total of $1,050,000. The Company received $436,218 of such funds as of December 31, 1996 and $81,132 subsequent to December 31, 1996. There can be no assurance that the remaining subscriptions will be filed.

     In April and May 1997, the Company accepted subscriptions from Platinum for the purchase of an aggregate of 4,000,000 shares of the Company's Common Stock at $2.50 per share. In connection with their subscriptions, Platinum paid the Company an aggregate of

$100,000 in cash and the Company accepted two promissory notes from Platinum in the amount of $4,950,000 each, to be paid by May 29, 1997. As of June 24, 1997 the Company received $4,250,000 in payments under the promissory note due in June 1997 (see "Platinum" below).

WGH

     WGH, a private Austrian company, was acquired by ATSI in October 1995. WGH operates a 90 room out-patient medical center (the "Center") located on a 6.5 acre parcel in Windischgarsten, Austria. The Center specializes in the treatment of patients who have hip, spinal column and joint injuries. Patients are referred to the Center by insurance companies. The Austrian government issues licenses to therapy facilities which meet certain standards and provide out-patient medical care for rehabilitation in connection with hospitalization. In October, 1996 WGH received its license for this service. WGH is paid a fee by the insurance providers ranging from $95 to $150 per night based on the medical treatment provided. WGH currently employs 28 persons, including a licensed medical doctor. The Center competes with a number of larger facilities throughout Austria.

KVM

     KVM, a private Austrian company was formed by the Company in March 1996 for the purpose of producing and distributing a proprietary new product. The product is a glass container with a mixer inside. This "Mix and Drink" glass enables the user to conveniently mix substances and then drink the mixture. Vertrieb Innovativer Produkte ("VIP"), a private company located in Austria, obtained a license from the inventor of the product ("Inventor") to produce and market the Mix and Drink glass in June 1995. VIP originally sublicensed the production of the product to KVM pursuant to a license agreement dated October 31, 1995 and amended on April 24, 1996. KVM then purchased the License for approximately $1,846,000. KVM has subcontracted out the production of Mix & Drink glass to a single manufacturer. The Company intends to seek out additional subcontractors in order to minimize dependence on such subcontractors.

     A patent application for the Mix and Drink glasses was filed by the Inventor in 1993 covering the entire Western Hemisphere, including the United States. In March 1996, a Notice of Allowance and Issue Fee Due from the United States Patent and Trademark Office, thereby ensuring the proprietary nature of the product. Currently, similar products are being marketed in the United States by larger companies. KVM is dependent on this patent. The Company intends to aggressively protect its patent rights through negotiations and litigation, if necessary. Should these negotiations or litigation be unsuccessful, KVM's market share would be substantially reduced, although KVM believes it will still be a viable company. KVM currently has one employee and has sold limited numbers of mix and drink glasses in Europe.

PLATINUM

     In May 1997 the Company entered into an agreement with P.T. Platinum Perkasa Nusantara ("Platinum") providing for the establishment of a joint project to develop and enhance the livestock industry in the Republic of Indonesia to importing and transplanting genetically bread livestock into Indonesia. The project will also seek to obtain rights to genetic transfer technology needed to genetically breed livestock in Indonesia. The agreement requires the Company to invest an aggregate of $4,000,000 into the project in return for a 40% interest therein. $6,000,000 in additional capital is to be provided by Platinum and other Indonesian based shareholders. The Company utilized the proceeds from its April and May 1997 subscription agreements to meet its obligations under the Platinum agreement. Commencement of the project is subject to Platinum and the Company entering into a detailed agreement setting forth the rights and responsibilities of each party as well as the completion of various feasibility studies, due diligence reviews and the securing of necessary government permits.

MARK IT

     In June 1997 the Company formed an Austrian based company called Mark It Gmbh ("Mark It"). The Company retained a 60% interest in Mark It which will engage in the sale of pre-ink stamping devices for office and personal use in Europe. Mark It presently has two employees and subcontracts out the manufacture of all stamping devices which it markets.

COMPONENTS

     In June 1997 the Company acquired a 40% interest in Components Development Gmbh ("Components") in exchange for approximately $17,000 and a commitment to provide funding to Components over a six month period of $500,000. Components has represented to the Company that Components is the owner of certain technology which Components believes its application and design of automobile and emission control systems. Currently Components is completing development of a product known as the Turbo Loader. Components has represented that the Turbo Loader will act as an add on device to existing automobile engines which will result in compliance with a variety of emission control systems as well as result in fuel economy and improvement to the performance of the vehicle's engine. Components has not yet completed a market prototype of the Turbo Loader and there can be no assurance that the Turbo Loader will be a commercially feasible product. Components has advised the Company that approximately $1,700,000 in total funding will be required in order to be in a position to bring the Turbo Loader to market. Components intends to engage in discussions with automobile manufacturers and automobile parts suppliers regarding the possible entry into licensing and marketing agreements for the Turbo Loader. There can be no assurance that the Turbo Loader will be successfully developed, or if developed, generate revenues on behalf of the Company.

ADDITIONAL TRANSACTIONS

     In addition to the Company's investments in KVM, WGH, Platinum and Mark It,
the  Company  has  entered  into  certain  additional   transactions  which  are
summarized below:

     In December 1995 and January 1996, the Company loaned an aggregate of $1,033,521 at 8% interest to Agricola. Agricola purchases land in Chile for the sole purpose of planting fast growing eucalyptus trees. Agricola then harvests these trees for timber purposes. The promissory note is to be repaid in December 1997.

     In 1996 the Company entered into an agreement to fund a wax museum in Vienna, Austria and has deposited $200,000 towards this agreement. The Company's capital requirement for the wax museum is approximately $2,000,000, which the Company has not yet fulfilled.

ITEM 7. DESCRIPTION OF PROPERTY

     ATSI leases a 1,500 square foot office pursuant to a written lease expiring in 2000. The office is located at Landstrasse 66/3, A-4020 Linz, Austria. ATSI's annual rent is $28,363, subject to certain customary increases.

     WGH owns a 70,000 square foot therapy center with 90 beds. The therapy center is located in Windischgarsten, Austria. The Company owns the property pursuant to a $2,682,282 mortgage at 8.5% annual interest. The Company pays monthly principal and interest amounts in the amount of approximately $26,000 per month.

     KVM leases a 500 square foot office from Manfred Schonbauer, a director of the Company, located at Mr. Schonbauer's home in Micheldorf, Austria, pursuant to a written lease. The annual rent is $2,500. The Company believes this office is sufficient for its needs.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

     The following information sets forth the names of the officers and directors of the Company, their present positions with the Company and biographical information.

Kurt Reichenberger has been the president, chief executive officer and a director of the Company since October, 1995. From 1994 to November 1995, Mr. Reichenberger was the general manager of Private Placement Brokerage ("PPM"), a private Austrian venture capital company specializing in providing business expertise and funding to emerging companies. Since 1992, Mr. Reichenberger has been a director of Mid-West Consultants Corp., an offshore private venture capital company. Mr. Reichenberger has been in the venture capital business since 1985.

Bernhard Perner has been chief financial officer, secretary and a director of the Company since October, 1995. Since 1991, Mr. Perner has been a manager of the Tax Division of Steuerkanzlei Cszepl, an Austrian accounting firm. Mr. Perner is licensed by Austria as a company consultant (similar to a CPA license in the U.S.). Mr. Perner provides the Company with financial expertise in connection with acquisitions and devotes approximately 20% of his time with the Company.

Manfred Schonbauer has been a director of the Company since October 1995, was appointed treasurer in April 1997, and is the chief executive officer and a director of KVM. From 1991 to 1995, Mr. Schonbauer was the youngest director ever appointed at Raiffeisenbank in Austria. Mr. Schonbauer responsibilities with the bank included managing the credit and financing department. From 1995 to 1996, Mr. Schonbauer was a branch director of PPM.

Harold Schneidergruber has been a director of the Company since October 1995. Since November 1995, Mr. Schneidergruber has been managing director of PPM. Since 1993, Mr. Schneiderguber has been a director of Cartier Capital, an international venture capital and financial consulting company located in Antigua. Mr. Schneidergruber is experienced in the venture capital.

Franz Holzinger has been a director of the Company since October 1995. Since 1987, Mr. Holzinger has worked as an independent financial consultant to Cash Consulting Limited (see "Item 11").

Helmut Presske has been a director of the Company since October 1995. From October 1995 through March 1997 Mr. Presske served as the chief executive officer, chief financial officer, secretary and director of WGH. Mr. Presske has an architect license and has worked as such for over 20 years.

Sepp Schlaminger has been the chief operating officer and a director of WGH since 1992. Since March 1997 Mr. Schlaminger has served as the chief executive officer, chief financial officer and secretary of WGH. From 1991 to 1992, Mr. Schlaminger worked as a managing director at Bad Haering Therapiecenter. Mr. Schlaminger is experienced in operating therapy centers. He graduated from Salzberg College in Salzberg, Austria with a degree in Hotel Management.

Dr. Norma Michaelis has been the medical director of WGH since 1994. From 1991 to 1994, she worked at Landeskrankenhaus Kirchdorf, a county hospital in Kirchdorf, Austria. Dr. Michaelis graduated from the University of Vienna with a degree in medicine. She is also licensed to practice acupuncture and neurotherapy.

ITEM 9. REMUNERATION OF DIRECTORS AND OFFICERS

     During the fiscal years ended December 31, 1995 and December 31, 1996, none of the Company's officers or directors received any compensation or remuneration for their services. The following table sets forth certain information regarding officers and directors of WGH that received compensation for the fiscal year ended December 31, 1995 and 1996.

Name                                Year                      Salary
----                                ----                      ------
Helmut Presske                      1995                      $36,000
Sepp Schlaminger                    1995                      $64,400
Helmut Presske                      1996                      $36,000
Sepp Schlaminger                    1996                      $64,400

     In fiscal 1995, the aggregate amount of compensation to all executive officers and directors of WGH as a group was $100,400. Compensation of approximately $100,400, subject to incremental statutory increases, will be paid to such executive officers and directors in fiscal 1996.

ITEM 10. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

     The following table sets forth, as of May 13, 1997, the beneficial ownership of the Company's Common Stock by the Company's officers and directors, and each person known by the Company to beneficially own more than 10% of the Company's Common Stock outstanding on such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

                                                    Amount and
                                                    Nature of
                                                    Beneficial          Percent
Name and Address                Position            Ownership(1)       of Class
----------------                --------            ------------       --------

Kurt Reichenberger              President,          1,241,036            13.5
Landstrasse 66/3                Chief Executive
A-4020 Linz, Austria            Officer and
                                Director

Bernhard Perner                 Secretary,          25,000               **
Landstrasse 66/3                and Director
A-4020 Linz, Austria

Manfred Schonbauer              Director            25,000(2)            **
4563 Micheldorf                 and Treasurer
Mullerviertal 2
Upper Austria

Harald Schneidergruber          Director            25,000(3)            **
Landstrasse 66/3
A-4020 Linz, Austria

Franz Holzinger                 Director            70,522(4)            **
Landstrasse 66/3
A-4020 Linz, Austria

Helmut Presske                  Director            215,000               2.3
Waldstrasse 7
A-6460 Imst, Austria

P.T. Platinum Perkasa Nusantara                     2,000,000            21.8
Suite 2401, Menara Mulia
JL. Jend. Gatot Subroto Kav 9-11
Jakarta 12930 Indonesia

All officers and                                    1,601,558            17.5
directors as a group (6 persons)

--------------------
**   Less than 1%

(1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire within 60 days of May 13, 1997. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any security which such person or persons has or have the right to acquire within such date is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the Company believes based on information supplied by such persons, that the persons named in this table have sole voting and investment power with respect to all shares of Common Stock which they beneficially own.

(2) Does not include an aggregate of 39,800 Shares beneficially owned by members of Mr. Schonbauer's family, of which Mr. Schonbauer disclaims beneficial ownership.

(3) Does not include 2,900 Shares beneficially owned by a member of Mr. Schneidergruber's family, of which Mr. Schneidergruber disclaims beneficial ownership.

(4) Does not include 4,200 Shares beneficially owned by a member of Mr. Holzinger's family, of which Mr. Holzinger disclaims beneficial ownership.

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

     In October 1995, as part of the Company's reorganization, the Company issued 2,241,026 Shares to Kurt Reichenberger, the president and chief executive officer of the Company, as consideration for the acquisition of HMA Handels-und Montage GmbH, an Austrian company wholly owned by Mr. Reichenberger.

     In October 1995, the Company issued 190,000 Shares to Helmut Presske, a director of the Company, in consideration of the retirement and satisfaction of debts totaling an aggregate of $400,000 owed to him by WGH.

     In October 1995, the Company authorized and issued 150,000 Shares to its officers in consideration of services rendered.

     In February 1996, the Company accepted the subscription of Cash Consulting Limited for the purchase of 2,500,000 shares of Common Stock at $2.50 per share. Franz Holzinger, a director of the Company, serves as a consultant to Cash Consulting Limited. Mr. Holzinger holds a power of attorney for CCL, to act on its behalf. Mr. Holzinger is not an officer or director of CCL.

ITEM 12. SECURITIES BEING OFFERED

Common Stock

     Each holder of Common Stock is entitled to one vote per share on all matters to be voted upon by the Company's stockholders. Stockholders do not have cumulative voting rights in the election of directors. Subject to preferences that may be applicable to any shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. The Company has not paid and does not presently intend to pay dividends on its Common Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets, remaining after payment of liabilities, subject to prior distribution rights of holders of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the Common Stock. All outstanding shares of Common Stock are validly authorized and issued and are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of the Overseas Offering will be validly authorized and issued, fully paid and non-assessable. Common Stock

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

     The  Company's  Common  Stock is  quoted  on the  National  Association  of
Securities Dealers, Inc., over-the-counter market on the OTC Bulletin Board ("Bulletin Board") under the symbol "AUTR". The Common Stock commenced listing on the Bulletin Board on January 17, 1996.

     The following table sets forth, for the periods indicated, the high and low bid prices per share of Common Stock as reflected in the Bulletin Board

Fiscal Year Ended
 December 31, 1996

                           High Bid                  Low Bid
                           --------                  -------
First Quarter              3.5625                    1
Second Quarter             4.75                      3.375
Third Quarter              8.125                     3.5
Fourth Quarter             4                         4

Fiscal Year Ended
 December 31, 1997

                           High Bid                  Low Bid
                           --------                  -------
First Quarter              4.75                      4

     On June 24, 1997, the last sale price of the Company's Common Stock as reported on the Bulletin Board was $4.4375 per share.

     As of May 13, 1997, the Company estimates that it had approximately 450 stockholders of record. Such number of record holders was derived from the stockholder list maintained by the Company's transfer agent, American Stock Transfer & Trust Co., and does not include beneficial owners of the Company whose shares are held in the names of various dealers and clearing agencies.

                                 DIVIDEND POLICY

     The Company has never declared or paid any cash dividends and does not intend to do so for the foreseeable future. The Company currently intends to retain all earnings, if any, to finance the continued development of its business. Any future payment of dividends will be determined solely in the discretion of the Company's Board of Directors.

ITEM 2. LEGAL PROCEEDINGS

     There are no legal proceedings pending or threatened against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     In October 1995, the accounting firm of Scarano & Lipton, P.C. was replaced by Cogen Sklar LLP as the Company's independent accounting firm. There were and are no disagreements with Scarano & Lipton, P.C.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     In October 1995, as part of the Company's reorganization, the Company issued 2,241,026 Shares to Kurt Reichenberger, the president and chief executive officer of the Company, as consideration for the acquisition of HMA Handels-und Montage GmbH, an Austrian company wholly owned by Mr. Reichenberger.

     In October 1995, the Company issued (i) 190,000 Shares to Helmut Presske, a director of the Company, in consideration of the retirement and satisfaction of debts totaling an aggregate of $400,000 owed to him by WGH; and (ii) 66,666 Shares to Aribert Vogel in consideration of the retirement and satisfaction of debts totalling $150,000 owed to him by WGH.

     In October 1995, the Company issued 150,000 Shares to its officers in consideration of services rendered.

     In December, 1995, the Company issued an aggregate of 200,000 Shares for a total purchase price of $40,000, pursuant to Rule 504 of the Securities Act and Regulation D promulgated thereunder, for legal and accounting services rendered. The Company also issued 35,000 Shares, at a total purchase price of $10,000. Such Shares were issued in consideration of legal and accounting services rendered in connection with the Company's reorganization.

     In January 1996, the Company accepted the subscription of Hanover Capital Corp. for the purchase of 1,400,000 shares of Common Stock at $2.25 per share. The proceeds were used to satisfy outstanding debts owed by WGH of $1,758,000 and KVM of $1,200,000. The balance of $192,000 was for improvements to the WGH facility and working capital. The Common Stock was issued pursuant to Regulation S of the Securities Act.

     In February 1996, the Company accepted the subscription of Cash Consulting Ltd. for the purchase of 2,500,000 shares of Common Stock at $2.50 per share. The Common Stock was issued pursuant to Regulation S of the Securities Act. The proceeds were used to loan $1,033,521 to Agricola, $1,846,000 to purchase the KVM license, and approximately $3,340,033 to purchase 700,000 shares of Sigma Alpha Group, Ltd. common stock.

     In September 1996, the Company accepted the subscription of Amerikan Investments, Ltd. for the purchase of 300,000 shares of Common Stock at approximately $3.50 per share, pursuant to Regulation S. The Company intends to use these proceeds to alleviate its current working capital deficit.

     In December 1996, the Company issued to certain officers and consultants 69,444 shares of Common Stock pursuant to the Company's 1996 Employee Stock Purchase Plan. The shares were issued at $2.25 per share.

     In April and May 1997, the Company accepted the subscriptions of Platinum for the purchase of an aggregate of 4,000,000 share of the Company's Common Stock at $2.50 per share. In connection with said subscriptions, Platinum paid the Company an aggregate of $100,000 in cash and the Company accepted two promissory notes from Platinum in the amount of $4,950,000 each, to be paid by May 29, 1997. As of June 24, 1997 the Company had received $4,250,000 in payments under the note due in June 1997.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Amended Certificate of Incorporation and Amended Bylaws limit the liability of directors and officers to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, including gross negligence, except liability for (i) breach of the directors' duty of loyalty; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) the unlawful payment of a dividend or unlawful stock purchase or redemption, and
(iv) any transaction from which the director derives an improper personal benefit. Delaware law does not permit a corporation to eliminate a director's duty of care, and this provision of the Company's Amended and Restated Certificate of Incorporation has no effect on the availability of equitable remedies, such as injunction or rescission, based upon a director's breach of the duty of care.

                                    PART F/S
                              FINANCIAL STATEMENTS

     The Company's audited Financial Statements are attached hereto.

                                    PART III
                                INDEX TO EXHIBITS

     Number
     ------

     (3) Articles of Incorporation, as amended, and Bylaws, as amended

                                   Signatures

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       AUSTRIAN TRADING SERVICES, INC.

                                       By: /s/ Kurt Reichenberger
                                           -------------------------------------
                                               Kurt Reichenberger, President

Date: June 30, 1997

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Austrian Trading Services, Inc.

We have audited the accompanying consolidated balance sheets of Austrian Trading Services, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1996 and for the period October 1, 1995 (inception) to December 31, 1995. These consolidated financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Austrian Trading Services, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and cash flows for the year ended December 31, 1996 and for the period October 1, 1995 (inception) to December 31, 1995, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred significant losses of $1,787,625 and $617,567 during the periods ended December 31, 1996 and 1995, and at December 31, 1996 had an excess of current liabilities over current assets of $1,255,498 that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are described in
Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

                                                  COGEN SKLAR LLP

Bala Cynwyd, Pennsylvania
May 13, 1997

                          INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholders of Windischgarstnerhof GmbH

We have audited the accompanying balance sheet of Windischgarstnerhof GmbH as of September 30, 1995 the related profit and loss and cash flow statement for the year ended September 30, 1995. The financial statements in question refer to interim financial statements as at September 30, 1995. They are responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the fnancial position of Windischgarstnerhof GmbH as September 30, 1995 and the results of its operations for the shortened year ended September 30, 1995 in conformity with generally accepted accounting principles.

The financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has continuous net losses and negative cash flows for the years ended December 31, 1994, 1993 and 1992. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The interest in Windischgarstnerhof GmbH was bought end of September 1995 by ATS GmbH, Austria. At the same time ATS GmbH, Austria was bought by ATS Inc. New York.

                                EWB Revisions- und Treuhandgesellschaft m.b.H.
                            Wirtschaftsprufungs- und Steuerberatungsgesellschaft

                                                  [SEAL]


October 25, 1996

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995

            ASSETS                                      1996             1995
                                                    ------------    ------------
CURRENT ASSETS
   Cash                                             $     11,691    $     1,515
   Accounts receivable
      Trade (net of allowance for doubtful
        accounts of $346,500 in 1996)                     35,595        161,713
      Other                                              393,530         53,555
      Affiliate                                           54,798           --
      Subscription receivable                             63,375           --
      Interest                                            82,700           --
   Note receivable                                     1,033,521           --
   Inventories                                            26,670         14,581
   Prepaid expenses                                       58,805         75,766
                                                    ------------    -----------
TOTAL CURRENT ASSETS                                   1,760,685        307,130
                                                    ------------    -----------
PROPERTY AND EQUIPMENT                                 5,833,204      6,396,097
                                                    ------------    -----------
OTHER ASSETS
   Note receivable                                          --          935,131
   Marketable equity security                          2,012,500        612,371
   License (net of accumulated amortization
     of $369,272 and $-0-)                             1,477,089      1,142,381
   Deposits                                              194,060           --
                                                    ------------    -----------
                                                       3,683,649      2,689,883
                                                    ------------    -----------
TOTAL ASSETS                                        $ 11,277,538    $ 9,393,110
                                                    ============    ===========

            LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Bank overdrafts                                  $  1,086,737    $   224,960
   Current portion of notes payable-banks                254,738         57,370
   Accounts payable
      Trade                                              966,137        714,305
      Other                                              678,311        125,644
   Accrued expenses                                       29,918         29,607
   Income taxes payable                                      342            372
                                                    ------------    -----------
                                                       3,016,183      1,152,258
                                                    ------------    -----------
LONG TERM DEBT
   Due to former stockholders                            259,061        281,669
   Notes payable-banks                                 1,344,809      2,859,984
   Accruals for severance payments                        42,447         36,234
   Due to affiliate                                         --          148,950
   Other liabilities                                        --          105,356
                                                    ------------    -----------
                                                       1,646,317      3,432,193
                                                    ------------    -----------
TOTAL LIABILITIES                                      4,662,500      4,584,451
                                                    ------------    -----------
STOCKHOLDERS' EQUITY
   Preferred stock, $.025 par value,
      authorized 1,000,000 shares;
      none issued and outstanding                           --             --
   Common stock, $.025 par value,
      authorized 20,000,000 shares;
      7,307,557 and 3,126,903
      shares issued and 7,307,557
      and 3,114,778 shares outstanding
      in 1996 and 1995                                   182,564         78,048
   Additional paid-in capital                         11,273,688        776,197
   Receivable from underwriter                          (613,782)          --
   Common stock subscribed                                  --        4,628,444
   Accumulated deficit                                (2,405,192)      (617,567)
   Net unrealized loss on marketable
       equity security                                (1,327,533)       (44,814)
   Foreign currency translation adjustment              (494,707)        (7,405)
                                                    ------------    -----------
                                                       6,615,038      4,812,903
   Less treasury stock, 12,125 shares,
       at cost in 1995                                      --            4,244
                                                    ------------    -----------
TOTAL STOCKHOLDERS' EQUITY                             6,615,038      4,808,659
                                                    ------------    -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $ 11,277,538    $ 9,393,110
                                                    ============    ===========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  Predecessor
                                                                --------------
                                                Period               Nine
                                             October 1, 1995     Months Ended
                          Year Ended          (Inception) to     September 30,
                        December 31, 1996   December 31, 1995        1995
                        -----------------   ------------------  ---------------
SALES                      $ 1,652,405         $   523,874        $ 1,248,891

COST OF SALES                1,490,302             346,630            806,989
                           -----------         -----------        -----------

GROSS PROFIT                   162,103             177,244            441,902

OPERATING EXPENSES           2,150,320             832,250            836,098
                           -----------         -----------        -----------

LOSS FROM OPERATIONS        (1,988,217)           (655,006)          (394,196)

OTHER INCOME                   200,592              37,439              2,939
                           -----------         -----------        -----------

NET LOSS                   $(1,787,625)        $  (617,567)       $  (391,257)
                           ===========         ===========        ===========

LOSS PER COMMON SHARE      $     (0.27)        ($     0.26)
                           ===========         ===========

WEIGHTED AVERAGE NUMBER
   OF SHARES                 6,558,612           2,415,424
                           ===========         ===========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                OCTOBER 1, 1995 (INCEPTION) TO DECEMBER 31, 1996


                                                             Common Stock             Additional         Common
                                                         --------------------          Paid-In           Stock
                                                         Shares        Amount          Capital         Subscribed
                                                         ------        ------          -------         ----------

OPENING BALANCE                                          167,536      $  4,188     $  1,770,208             --
RECAPITALIZATION                                            --            --         (1,770,152)            --
ISSUANCE OF COMMON STOCK  IN REVERSE
   ACQUISITION                                         2,241,036        56,026          (31,026)            --
ISSUANCE OF COMMON STOCK FOR PROFESSIONAL
   SERVICES                                              235,000         5,750           44,250             --
ISSUANCE OF COMMON STOCK IN EXCHANGE FOR DEBT            333,331         8,334          541,667             --
ISSUANCE OF COMMON STOCK FOR DIRECTOR FEES               150,000         3,750          221,250             --
COMMON STOCK SUBSCRIBED                                     --            --               --          4,628,444
NET LOSS FOR THE PERIOD OCTOBER 1, 1995 (INCEPTION)
   TO DECEMBER 31, 1995                                     --            --               --               --
FOREIGN CURRENCY TRANSLATION ADJUSTMENT                     --            --               --               --
                                                       ---------     ---------       ----------     ------------
BALANCE, DECEMBER 31, 1995                             3,126,903        78,048          776,197        4,628,444
COMMON STOCK SUBSCRIBED                                     --            --               --          5,821,557
ISSUANCE OF COMMON STOCK                               4,200,000       105,000       10,345,001      (10,450,001)
ISSUANCE OF COMMON STOCK UNDER STOCK OPTION PLAN          69,444         1,736          154,514             --
RETURN AND CANCELLATION OF COMMON STOCK FROM
   A DIRECTOR                                            (76,665)       (1,917)           1,917             --
RETIREMENT OF TREASURY STOCK                             (12,125)         (303)          (3,941)            --
NET LOSS FOR THE YEAR ENDED DECEMBER 31, 1996               --            --               --               --
FOREIGN CURRENCY TRANSLATION ADJUSTMENT                     --            --               --               --
                                                      ----------     ---------     ------------     ------------
BALANCE, DECEMBER 31, 1996                             7,307,557     $ 182,564     $ 11,273,688     $       --
                                                      ==========     =========     ============     ============


                                                                                                            Foreign
                                                                               Treasury Stock               Currency
                                                       Accumulated          ---------------------          Translation
                                                         Deficit            Shares         Amount          Adjustment
                                                         -------            ------         ------          ----------

OPENING BALANCE                                       $(1,770,152)          12,125         $4,244          $    --
RECAPITALIZATION                                        1,770,152             --              --                --
ISSUANCE OF COMMON STOCK  IN REVERSE
   ACQUISITION                                               --               --              --                --
ISSUANCE OF COMMON STOCK FOR PROFESSIONAL
   SERVICES                                                  --               --              --                --
ISSUANCE OF COMMON STOCK IN EXCHANGE FOR DEBT                --               --              --                --
ISSUANCE OF COMMON STOCK FOR DIRECTOR FEES                   --               --              --                --
COMMON STOCK SUBSCRIBED                                      --               --              --                --
NET LOSS FOR THE PERIOD OCTOBER 1, 1995 (INCEPTION)
   TO DECEMBER 31, 1995                                  (617,567)            --              --                --
FOREIGN CURRENCY TRANSLATION ADJUSTMENT                      --               --              --              (7,405)
                                                      -----------         --------         -------         ---------
BALANCE, DECEMBER 31, 1995                               (617,567)          12,125           4,244            (7,405)
COMMON STOCK SUBSCRIBED                                      --               --              --                --
ISSUANCE OF COMMON STOCK                                     --               --              --                --
ISSUANCE OF COMMON STOCK UNDER STOCK OPTION PLAN             --               --              --                --
RETURN AND CANCELLATION OF COMMON STOCK FROM
   A DIRECTOR                                                --               --              --                --
RETIREMENT OF TREASURY STOCK                                 --            (12,125)         (4,244)             --
NET LOSS FOR THE YEAR ENDED DECEMBER 31, 1996          (1,787,625)            --              --                --
FOREIGN CURRENCY TRANSLATION ADJUSTMENT                      --               --              --            (487,302)
                                                      -----------         --------         -------         ---------
BALANCE, DECEMBER 31, 1996                            $(2,405,192)        $   --           $  --           $(494,707)
                                                      ===========         ========         =======         =========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        Period           Predecessor
                                                                    October 1, 1995    -----------------
                                                     Year Ended      (Inception) to    Nine Months Ended
                                                 December 31, 1996  December 31, 1995  September 30, 1995
                                                 -----------------  -----------------  ------------------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                        $(1,787,625)       $  (617,567)       $  (391,257)
   Adjustments to reconcile net loss
       to net cash provided by
      (used in) operating activities
      Depreciation                                     332,253             82,256            134,921
      Amortization                                     367,601               --                 --
      Provision for losses on accounts
        receivable                                   1,485,000               --                 --
      Issuance of common stock for
        professional and director fees                    --              275,000               --
      (Increase) decrease in assets
         Accounts receivable                        (1,368,306)           (25,827)           (41,960)
         Other receivables                            (494,312)           597,977           (624,722)
         Inventories                                   (13,676)             2,151               --
         Prepaid expenses                               11,222              7,089            (15,136)
      Increase (decrease) in liabilities
         Accounts payable                              316,397            102,906            462,809
         Other payables                                576,980            101,882            (80,977)
         Accrued expenses                                2,759             23,085               --
         Income taxes payable                             --                  372               --
         Accruals for severance payments                 9,408               --                6,495
         Other liabilities                            (248,895)           105,568           (216,563)
                                                   -----------        -----------        -----------
Net cash provided by (used in)
  operating activities                                (811,194)           654,892           (766,390)
                                                   -----------        -----------        -----------
CASH FLOW FROM INVESTING ACTIVITIES
   Capital expenditures                               (281,166)        (1,149,111)          (703,455)
   Advances under note receivable                      (98,390)          (935,131)              --
   Purchase of marketable equity security           (2,682,848)          (657,185)              --
   Acquisition of license                             (703,980)        (1,142,381)              --
   Deposits                                           (199,800)              --                 --
                                                   -----------        -----------        -----------
Net cash used in investing activities               (3,966,184)        (3,883,808)          (703,455)
                                                   -----------        -----------        -----------
CASH FLOWS FROM FINANCING ACTIVITIES
   Advance from (repayment to) former
      stockholders                                        --           (1,315,634)         1,233,478
   Proceeds from bank loans                               --                 --              454,465
   Repayment of bank loans                          (1,371,441)           (33,859)              --
   Bank overdraft refinanced as long-term debt         246,002               --                 --
   Proceeds from common stock subscribed             5,207,775          4,628,444               --
   Proceeds from exercise of stock option               92,875               --                 --
                                                   -----------        -----------        -----------
Net cash provided by financing activities            4,175,211          3,278,951          1,687,943
                                                   -----------        -----------        -----------
Effect of exchange rate changes on cash               (249,434)            (3,625)           (40,692)
                                                   -----------        -----------        -----------
NET INCREASE (DECREASE) IN CASH                       (851,601)            46,410            177,406

CASH AND BANK OVERDRAFTS - BEGINNING OF PERIOD        (223,445)          (269,855)          (447,261)
                                                   -----------        -----------        -----------

CASH AND BANK OVERDRAFTS - END OF PERIOD           $(1,075,046)       $  (223,445)       $  (269,855)
                                                   ===========        ===========        ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Cash paid during the period for interest        $   353,773        $   202,375        $   365,523
                                                   ===========        ===========        ===========
SUPPLEMENTAL DISCLOSURES OF NON-CASH
   INVESTING AND FINANCING ACTIVITIES
   Common stock issued in reverse acquisition      $      --          $    25,000
                                                   ===========        ===========
   Common stock issued in
      exchange for debt                            $      --          $   550,000
                                                   ===========        ===========
   Receivable from underwriter                     $   617,567        $      --
                                                   ===========        ===========
   Subscription receivable                         $    63,375        $      --
                                                   ===========        ===========
   Return and cancellation of
      treasury stock                               $     4,244        $      --
                                                   ===========        ===========
   Net unrealized loss on marketable
      equity security                              $(1,282,719)       $   (44,814)
                                                   ===========        ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Organization and History

Austrian Trading Services, Inc., formerly known as Big Apple Farms, Inc., ("the Company") was incorporated on May 28, 1981 in the State of Delaware.

The Company was initially in the business of boarding, breeding, purchasing and selling thoroughbred race horses. On July 5, 1989 by a vote of the majority stockholders, the Company discontinued the horse breeding business. Until October 22, 1995, the Company focused on the real estate and construction industries, conducting its operations through its wholly owned subsidiary BAF Enterprises, Inc. ("BAF") in Newburg, New York.

Pursuant to a registration statement filed with the Securities and Exchange Commission on Form S-18, effective June 17, 1982, Big Apple Farms, Inc. made an initial public offering of 2,000,000 shares of common stock.

In May, 1995, the Company's Board of Directors declared a 1 for 70 reverse stock split thereby reducing its outstanding shares of common stock from 11,727,500 to 167,536 and increasing its par value from $.005 to $.025.

Reorganization and Financial Statement Presentation

On October 23, 1995, Big Apple Farms, Inc. exchanged 89.6% of its common shares or 2,241,036 post reverse split common shares for 100% of the outstanding shares of Austrian Trading Services, GmbH ("ATS"), formerly known as HMA Handels-UND Montage-GmbH ("HMA"). Prior to the stock exchange on October 23, 1995, Big Apple Farms, Inc. sold the outstanding capital stock of BAF to existing officers and directors of Big Apple Farms, Inc. for nominal consideration. Subsequent to the stock exchange, Big Apple Farms, Inc. changed its name to Austrian Trading Services, Inc.

ATS acquired the Windischgarstnerhof GmbH ("WIND"), a hotel and therapy center on September 30, 1995 for 67,250,000 Austrian schillings or approximately $6,710,000. The acquisition has been accounted for by the purchase method of accounting and the purchase price approximated the fair value of the net assets acquired.

Since ATS acquired control of the Company on October 23, 1995, ATS became the acquiring entity and accounting survivor. Accordingly, the acquisition of ATS was accounted for as a reverse acquisition whereby the historical financial statements as of September 30, 1995 are those of the accounting acquirer, ATS, and not the financial statements of the legal acquirer, the registrant. The operations of the registrant reflect the consolidated operations of ATS for the three months ended December 31, 1995 since ATS acquired WIND on September 30, 1995 and the only operations of ATS was its investment in WIND. The operations for the nine months ended September 30, 1995 reflect the operations of WIND as a predecessor business under different ownership and management.

In March 1996, ATS formed a wholly-owned subsidiary, Kumststoffvertrieb Micheldorf, GMBH (KVM) for the purpose of marketing, producing and distributing innovative consumer products, including the product under the licensing agreement described in Note 6.

The operations of the registrant reflect the consolidated operations of ATS and its wholly-owned subsidiaries (WIND and KVM) for the year ended December 31, 1996.

Basis of Consolidation

The accompanying consolidated financial statements as of December 31, 1996 and 1995 and for the periods then ended include the accounts of Austrian Trading Services, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Marketable Equity Securities

Investments in public companies are carried at quoted market price and are classified as available-for-sale. Unrealized gains and losses are recorded as a component of stockholders' equity.

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION (Continued)

Property and Equipment and Depreciation

Property and equipment of WIND was recorded at its estimated fair values as of October 23, 1995 plus the cost of additions from October 24, 1995 through December 31, 1996. Depreciation of property and equipment has been provided using the straight-line method over the estimated useful lives (5 to 25 years) of the related assets.

Income Taxes

Deferred income taxes are determined in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under the liability method specified by SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted rates which will be in effect when these differences are settled or realized. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

Foreign Currency Translation

Assets and liabilities of the foreign subsidiaries have been translated using the exchange rate at the balance sheet date. The average exchange rate for the period has been used to translate revenues and expenses. Translation adjustments are reported separately and accumulated in a separate component of equity (foreign currency translation adjustment).

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Accordingly, actual results could differ from those estimates.

Financial Instruments

The carrying amount of cash, accounts and note receivable, bank overdrafts, accounts payable and other liabilities approximates fair value as of December 31, 1996 because of their short maturities.

The carrying value of the fixed rate long-term debt approximates fair value since the interest rate associated with the long-term debt approximates the current market interest rate.

Loss Per Common Share

Loss per common share is computed by dividing net loss applicable to common stockholders by the weighted average number of shares outstanding each year.

New Authoritative Pronouncements

During March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long Lived Assets", which is effective for fiscal years beginning after December 15, 1995. The adoption of this standard did not have an effect on the Company's financial position or results of operations.

The Company accounts for stock issued for compensation for services according to the provisions of Accounting Principles Board Opinion 25 (APB 25), "Accounting for Stock Issued to Employees". During October 1995, the FASB issued SFAS No. 123, "Accounting for Stock Based Compensation". This statement establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 encourages entities to adopt a fair value based method of accounting for stock compensation plans. However, SFAS No. 123 also permits the Company to continue to measure compensation costs under APB 25. If the fair value based method of accounting is not adopted, SFAS No. 123 requires pro forma disclosures of net income and net income per common share in the notes to financial statements. The accounting requirements of SFAS No. 123 are effective for transactions entered into in fiscal years that begin after December 15, 1995. The disclosure requirements of SFAS No. 123 are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which SFAS No. 123 is initially adopted for recognizing compensation cost.

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION (Continued)

Subsequent to December 31, 1996, the FASB issued SFAS No. 128, "Earnings Per Share" (EPS). This statement establishes standards for computing and presenting EPS, replacing the presentation of currently required primary EPS with a presentation of Basic EPS. For entities with complex capital structures, the statement requires the dual presentation of both Basic EPS and Diluted EPS on the face of the statement of operations. Under this new standard, Basic EPS is computed based on weighted average shares outstanding and excludes any potential dilution; Diluted EPS reflects potential dilution from the exercise or conversion of securities into common stock or from other contracts to issue common stock and is similar to the currently-required fully diluted EPS. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods, and earlier application is not permitted. The Company does not believe that this statement will have a material impact on the computation of the EPS of the Company.

NOTE 2 - MANAGEMENT'S PLANS FOR FINANCIAL REORGANIZATION

The Company's consolidated financial statements have been presented on the basis that it is a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As reflected in the financial statements, the Company has incurred losses of $1,787,625 and $617,567 for the year ended December 31, 1996 and the period October 1, 1995 (inception) to December 31, 1995 and at December 31, 1996 had a working capital deficit of $1,255,498.

During 1996 construction was completed on the therapy center and WIND obtained approval by the Austrian authorities to operate a therapy center and qualified to be reimbursed through health insurance plans. Management believes that WIND will generate a profitable operation for the year ending December 31, 1997.

In September 1996, the Company accepted a Subscription Agreement for the purchase of 300,000 shares of common stock for $1,050,000. The Company intends to use these proceeds to alleviate its working capital deficit (See note 9).

During March 1997, the Company received a Notice of Allowance of its application from the U.S. Patent and Trademark Office for its new glass product. After certain fees are paid, the application will be issued as a patent. Management believes that sales from this product over the next four years will be sufficient to recover the cost of its license (see Note 6).

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                       1996              1995
                                                    ----------        ----------

Land                                                $  485,876        $  528,276
Buildings                                            5,086,925         5,329,153
Machinery and equipment                                 38,649            26,025
Furniture and fixtures                                 616,647           516,143
                                                    ----------        ----------
                                                     6,228,097         6,399,597
Less: Accumulated depreciation                         397,633            82,091
                                                    ----------        ----------
                                                     5,830,464         6,317,506
Construction in progress                                 2,740            78,591
                                                    ----------        ----------
                                                    $5,833,204        $6,396,097
                                                    ==========        ==========

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

NOTE 4 - NOTE RECEIVABLE

The Company entered into an agreement with a Chilean corporation to loan the corporation up to $1,100,000 between October 1995 and January 1996 with interest. The Company was to receive a one year interest payment in the amount of $82,700 on December 15, 1996. The entire principal amount ($1,033,521) plus all outstanding interest thereon ($82,700) are due on December 15, 1997. The Company has the right to convert, at any time prior to the repayment of the loan, the outstanding amount into shares of capital stock of the corporation. The Company would receive that number of shares necessary to give the Company that percentage of the outstanding capital stock of the corporation that corresponds to the percentage that the loan represents of the corporation's total equity.

NOTE 5 - MARKETABLE EQUITY SECURITIES

At December 31, 1995, the Company purchased 138,000 shares of Sigma Alpha Group, Ltd. (Sigma) for $657,185. Sigma is developing wireless telecommunication products which utilize radio frequencies transmitted by FM radio stations. During the year ended December 31, 1996, an additional 562,000 shares were purchased for $2,682,848 which increased its holdings to 700,000 shares at a cost of $3,340,033. At December 31, 1996 and 1995 this investment is stated at the average of the closing bid and asked price of $2,012,500 and $612,371. Unrealized losses of $1,327,533 and $44,814 in 1996 and 1995 are recorded as a component of stockholders' equity.

NOTE 6 - LICENSE AGREEMENT

On October 31, 1995 and amended April 24, 1996, the Company entered into an agreement to license the rights to produce and market a proprietary new glass product. This "Mix and Drink" glass enables the user to conveniently mix substances and then drink the mixture. Sales are dependent upon the approval of its patent applications in the Western Hemisphere. During March 1997, the Company received a Notice of Allowance of its application from the U.S. Patent and Trademark Office for its new glass product. After certain fees are paid, the application will be issued as a patent. The original purchase price for the license was approximately $1,142,000 and amended in April 1996 for a total cost of approximately $1,846,000. The cost of the licensing agreement acquired was recorded as an asset and is being amortized over five years. Management believes that sales from this product over the next four years will be sufficient to recover the cost of the license. However, the Company's estimate of the period of recovery could change due to changes in its estimates of future sales.

NOTE 7 - LONG TERM DEBT

Long term debt consists of the following:

                                                             1996         1995
                                                          ----------   ---------
Note payable to a bank due in monthly
installments of 86,500 schillings ($7,900
at December 31, 1996 exchange  rates)
including  interest at 8.5% through March 31,
2014.  The note is collateralized by the building         $  862,520   2,035,650

Note  payable to a bank.  During  March 1997 WIND
repaid  1,500,000  schillings ($136,995 at
December 31, 1996 exchange  rates) to the bank
In addition,  bank overdrafts of 2,693,547 schillings
($246,002) were refinanced and became part of
this note.  The note is payable in monthly  installments
of 150,000  schillings ($13,700 at December 31, 1996
exchange  rates)  including  interest at 5.5%
beginning May 1, 1997.  The note is due May 31, 2001
and is collateralized by the building                        737,027     881,704
                                                          ----------  ----------

                                                           1,599,547   2,917,354

Less current portion                                         254,738      57,370
                                                          ----------  ----------

                                                          $1,344,809  $2,859,984
                                                          ==========  ==========

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

NOTE 7 - LONG TERM DEBT (Continued)

The aggregate maturities of the long-term debt are as follows:

      Year Ending December 31,
      ------------------------
              1997                                          $  254,738
              1998                                             164,660
              1999                                             174,743
              2000                                             185,467
              2001                                              99,672
           Thereafter                                          720,267
                                                            ----------

                                                            $1,599,547
                                                            ==========

Interest expense for all debt was $353,773, $202,375 and $365,523 for the year ended December 31, 1996 and the periods ended December 31, 1995 and September 30, 1995.

NOTE 8 - DUE TO FORMER STOCKHOLDERS

The amounts due to former stockholders are due December 31, 1998. Interest is payable annually at 8-1/2%.

NOTE 9 - CAPITAL STOCK

On October 23, 1995, Big Apple Farms, Inc. exchanged 2,241,036 of its post reverse split common shares valued at $25,000 for 100% of the outstanding shares of ATS.

In October 1995, the Company issued 333,331 shares of common stock valued at $550,000 in exchange for a like amount of debt of WIND. During 1996 a director returned 76,665 shares which were cancelled.

In October 1995, the Company issued 150,000 shares of common stock valued at $225,000 in payment of director fees.

In December 1995, the Company issued 200,000 shares of common stock valued at $40,000 for legal and accounting services.

In December 1995, the Company issued 35,000 shares of common stock valued at $10,000 for legal services in connection with the stock exchange agreement.

In January and February 1996, the Company accepted the subscription for the purchase of 1,400,000 shares of common stock at approximately $2.25 per share and 2,500,000 shares of common stock at approximately $2.50 for a total of $9,400,000 of which proceeds of $4,628,444 had been received as of December 31, 1995. The balance of the proceeds were received during 1996.

In September 1996, the Company accepted the subscription for the purchase of 300,000 shares of common stock at approximately $3.50 per share for a total of $1,050,000 of which $436,218 had been received as of December 31, 1996. The balance of the proceeds of $613,782 was due from the underwriter at December 31, 1996.

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

NOTE 9 - CAPITAL STOCK (Continued)

The Company maintains an Incentive Stock Option Plan whereby options are granted to key employees at an exercise price of at least 100% of the fair market value on the date of grant. Options may be exercised after one year and expire not later than ten years after date of grant. The Company has reserved 1,000,000 shares of common stock under the plan. In December 1996, 69,444 shares were issued at $2.25 per share for $156,250, of which proceeds of $92,875 had been received as of December 31, 1996. The balance of the proceeds of $63,375 was received in February 1997.

The Company accounts for this plan under APB Opinion No. 25, under which no compensation cost has been recognized.

Had compensation cost for this plan been determined consistent with SFAS No. 123, the Company's net loss and net loss per share for 1996 would have been changed to the following pro forma amounts:

         Net loss
            As reported                                 $(1,787,625)
            Pro forma                                    (1,874,430)
         Loss per share
            As reported                                       (0.27)
            Pro forma                                         (0.29)

NOTE 10 - INCOME TAXES

Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

These are no significant temporary differences for the year ended December 31, 1996 and the three months ended December 31, 1995.

As of December 31, 1996, the Company had approximately $2,102,000 of net operating loss carryforwards expiring through 2011, available to offset future U.S. Federal income taxes. Also, as of December 31, 1996, the Company had approximately $3,966,000 of net operating loss carryforwards with no expiration period available to offset future foreign income taxes.

As a result of the capital transactions and change in control described in Notes 1 and 8, the Company is subject to limitations on the future utilization of its U.S. net operating loss carryforwards. These limitations, described in Section 382 of the Internal Revenue Code, limit the amount of future taxable income which may be offset by pre-change net operating loss and capital loss carryforwards. This limitation is calculated by reference to the value of the Company immediately before the change date, multiplied by a discount factor, known as the "long term tax-exempt rate". Due to the limited market for the stock, it is difficult to ascertain what value would be assigned to the Company for purposes of Section 382. However, Section 382 of the Code also provides that in the event the business enterprise of the loss corporation is not continued for the two year period commencing on the change date, the net operating loss carryforwards may no longer be available.

There is no income tax benefit for operating losses for the periods ended December 31, 1996 and 1995 due to the following:

     Current tax benefit - the operating losses cannot be carried back to earlier years.

     Deferred tax benefit - the tax benefit of the net operating losses described above were offset by a 100% valuation allowance. Management believes that a valuation allowance is considered necessary since it is more likely than not that the deferred tax asset will not be realized through future taxable income.

                AUSTRIAN TRADING SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

NOTE 11 - CONCENTRATION OF CREDIT RISK

The therapy center grants credit without collateral to its patients, most of whom are insured under third party payor agreements. The Company maintains cash balances in high credit quality institutions. The Company believes it is not exposed to any significant credit risk on cash balances and accounts receivable.

NOTE 12 - SUBSEQUENT EVENT

In April and May 1997, the Company accepted the subscriptions of P.T. Platinum Perkasa Nusantara, an Indonesian corporation ("Perkasa"), for the purchase of an aggregate of 4,000,000 shares of the Company's common stock at $2.50 per share. In connection with these subscriptions, Perkasa paid the Company an aggregate of $100,000 in cash and the Company accepted two promissory notes from Perkasa in the amount of $4,950,000 each due by May 29, 1997.